Exhibit 99.1

BAYTEX ANNOUNCES 2016 BUDGET AND
AMENDMENTS TO BANK CREDIT FACILITIES

CALGARY, ALBERTA (December 10, 2015) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that its Board of Directors has approved a 2016 capital budget of $325 to $400 million, which is designed to generate average annual production of 74,000 to 78,000 boe/d. Baytex also announces amendments to the financial covenants contained in its bank credit facilities which will provide the company with increased financial flexibility to the end of 2017.

Commenting on the announcement, James Bowzer, President and Chief Executive Officer, said: “We have structured our 2016 capital budget to ensure maximum flexibility with respect to both the timing and level of spend. In the first half of 2016, our budget will emphasize our highest rate of return and highest netback projects in the Eagle Ford. In Canada, we anticipate ramping up activity in the second half of 2016, although the pace will be highly dependent on crude oil prices and project economics.”

One of the key tenets of our business model is to ensure the sustainability of our operations. We accomplish this by maintaining strong levels of financial liquidity while striving to balance our cash inflows and cash outflows. In 2016, we are targeting capital expenditures to approximate funds from operations in order to minimize additional bank borrowings. Our 2016 program will remain very flexible and allows for adjustments to spending based on changes in the commodity price environment.

2016 Capital Budget Highlights

For the full-year, approximately 80% to 90% of our planned capital expenditures will be directed to our Eagle Ford operations, which at current commodity prices, represents the highest individual well economics and highest netbacks in our portfolio. The balance of the spending will be in Canada. Our 2016 capital budget will be heavily weighted to drilling and completion activities (approximately 83%) with the balance for facilities and pipelines (approximately 15%) and land and seismic (approximately 2%).

In the Eagle Ford, we expect to have four to six rigs running throughout the year. We will continue to advance the multi-zone potential of our Sugarkane acreage with individual pads targeting up to three zones in the Eagle Ford formation in addition to the overlying Austin Chalk formation. We expect to bring approximately 35 to 40 net wells on production in 2016.

In Canada, we have designed our 2016 capital program with maximum flexibility in mind. We currently do not anticipate drilling any heavy oil wells in Canada until the second half of the year, and a full ramp-up of planned drilling will be dependent on an improved crude oil price environment. At Peace River, our capital budget includes drilling 12 net horizontal multi-lateral wells and 6 net stratigraphic and service wells. At Lloydminster, we plan to drill 24 net wells, of which approximately 70% will be horizontal wells.

Based on the mid-point of our 2016 production guidance range of 76,000 boe/d, approximately 53% of our production is expected to be generated in the Eagle Ford with the remaining 47% coming from our Canadian assets. Our production mix is forecast to be approximately 78% liquids (34% heavy oil, 32% light oil and condensate and 12% natural gas liquids) and 22% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Baytex Energy Corp.
Press Release
December 10, 2015 Page 2 of 4

Amendments to Bank Credit Facilities

As part of on our ongoing initiatives to maintain strong levels of financial liquidity, our lending syndicate has agreed to revise the financial covenants contained in our revolving credit facilities to the end of 2017. Effective for the quarter ending December 31, 2015, our revised financial covenants will be:

•	Senior Debt(1) to Bank EBITDA(2) ratio of 5.25:1 for a period up to and including the quarter ending December 31, 2017; stepping down to 3.50:1 thereafter;

•	Senior Debt to Book Capitalization(3) ratio of 0.65:1 for a period up to and including the quarter ending December 31, 2017; stepping down to 0.55:1 thereafter; and

•	Total Debt(4) to Bank EBITDA ratio of 5.25:1 for a period up to and including the quarter ending December 31, 2017; stepping down to 4.00:1 thereafter.

With our revised financial covenants, we have adequate liquidity and financial flexibility to execute our business plan and adapt to changing market conditions. We have also chosen to reduce our Canadian facility by $200 million to $800 million ($1 billion previously) which will generate savings from reduced standby fees of approximately $1.2 million per year. Our US$200 million U.S. facility remains unchanged. These facilities do not require any mandatory principal payments prior to maturity in June 2019 and can be further extended beyond the maturity date with the consent of the lenders. At the end of 2015, we expect to be approximately 25% drawn on the reduced revolving credit facilities.

In addition to our revolving credit facilities, we have long-term debt of approximately $1.6 billion with no material repayments required until 2021.

Notes:

(1)	“Senior Debt” is defined as the sum of the principal amount of our bank loan and principal amount of long-term debt.

(2)
“Bank EBITDA” is calculated based on terms and conditions set out in the credit agreement which adjusts net income for financing costs, income taxes, certain specified unrealized and non-cash transactions (including depletion, depreciation, amortization, impairment, exploration expenses, unrealized gains and losses on financial derivatives and foreign exchange, and share-based compensation) and acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3)	“Capitalization” is defined as the sum of the principal amount of our bank loan, principal amount of long-term debt and shareholders’ equity.

(4)	“Total Debt” is defined as the sum of our bank loan, principal amount of long-term debt, and certain other liabilities identified in the credit agreement.

Hedging

We employ risk mitigation strategies to reduce the volatility in our funds from operations. For 2016 we have entered into hedges on approximately 40% of our net WTI exposure with 16% fixed at US$63.64/bbl and 24% hedged utilizing a three-way collar structure of US$40/US$50/US$60 per WTI barrel. This three-way collar structure is more fully described in our Q3/2015 MD&A as filed on SEDAR.

2015 Year-End Results

We expect to release our 2015 operating and financial results and year-end reserves prior to market open on March 3, 2016.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project",

Baytex Energy Corp.
Press Release
December 10, 2015 Page 3 of 4

"plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our capital budget for 2016; our annual average production rate for 2016; our target of funding our capital expenditures with funds from operations to minimize additional bank borrowings; the timing of our capital spending in Canada; the breakdown of our 2016 capital budget by geographic area and expenditure type; our plan for developing our properties in 2016, including the number of rigs in the Eagle Ford, our plan to target up to three zones in the Eagle Ford formation in addition to the overlying Austin Chalk formation; the number of wells to be brought on production in the Eagle Ford, the number and type of wells to be drilled at Peace River and Lloydminster; the geographic breakdown of our 2016 annual production; our production mix for 2016; our liquidity and financial capacity; expected annual savings from reducing the size of our revolving credit facilities; the portion of our revolving credit facilities that will be drawn at year-end 2015; the existence, operation and strategy of our risk management program for commodity prices; and the timing of announcing our 2015 operating and financial results. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to execute and realize on the anticipated benefits of the acquisition of the Eagle Ford assets; petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; substantial or extended declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; uncertainties in the capital markets that may restrict the availability of or increase the cost of capital or of borrowing; refinancing risk for existing debt and the risk of failing to comply with covenants in existing debt agreements; risks associated with properties operated by third parties, specifically with respect to a substantially majority of our Eagle Ford assets; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all hazards associated with acquiring, developing and exploring for oil and natural gas; business risks; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2014, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

Baytex Energy Corp.
Press Release
December 10, 2015 Page 4 of 4

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are in Canadian dollars unless otherwise specified.

Oil and Gas Information

When converting volumes of natural gas to oil equivalent amounts, Baytex has adopted a conversion factor of six million cubic feet of natural gas being equivalent to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Oil equivalent amounts may be misleading, particularly if used in isolation.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and future dividends to shareholders. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com